UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                Brooke Group Ltd.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    112525100
                                 (CUSIP Number)

                       Marc Weitzen, Esq., General Counsel
                 Icahn Associates Corp. and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 28, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 112525100

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       1,813,795

         8        SHARED VOTING POWER
                        0

         9        SOLE DISPOSITIVE POWER
                       1,813,795

         10       SHARED DISPOSITIVE POWER
                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,813,795

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.25%

14       TYPE OF REPORTING PERSON*
                       PN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                         0

         8        SHARED VOTING POWER
                       1,813,795

         9        SOLE DISPOSITIVE POWER
                          0

         10       SHARED DISPOSITIVE POWER
                       1,813,795

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,813,795

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.25%

14       TYPE OF REPORTING PERSON*
                         OO

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                         0

         8        SHARED VOTING POWER
                       1,813,795

         9        SOLE DISPOSITIVE POWER
                          0

         10       SHARED DISPOSITIVE POWER
                       1,813,795

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,813,795

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        8.25%

14       TYPE OF REPORTING PERSON*
                                       IN

                                  SCHEDULE 13D
                                (Amendment No. 2)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 28, 1998, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"), as amended on October 7, 1998, relating to the common shares, $0.10 par value (the "Shares"), of Brooke Group Ltd. (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 164,300 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $3,291,455.92 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants. In addition, the Registrants received the 75,395 Shares as a stock dividend distribution.

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on April 28, 2000, Registrants may be deemed to beneficially own, in the aggregate, 1,813,795 Shares, representing approximately 8.25% of the Issuer's outstanding Shares (based upon the 21,989,782 Shares stated to be outstanding as of March 24, 2000 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on March 30, 2000).

         (b) High River has sole voting power and sole dispositive power with regard to 1,813,795 Shares. Riverdale has shared voting power and shared dispositive power with regard to 1,813,795 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 1,813,795 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected by any of the Registrants during the past sixty days. All such transactions were effected in the open market.

                                              No. of Shares     Price
         Name                Date             Purchased         Per Share

         High River          3/28/00           4,900             $11.0000

         High River          3/30/00           500               $11.3750

         High River          4/4/00            25,000            $12.1788

         High River          4/5/00            7,400             $12.4713

         High River          4/6/00            25,000            $12.6968

         High River          4/7/00            3,500             $13.0000

         High River          4/27/00           2,000             $12.7500

         High River          4/28/00           26,000            $13.1353

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2000




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Member

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN









   [Signature Page of Amendment No. 2 to Schedule 13D with respect to Brooke
                                  Group Ltd.]